

MAIL STOP 3010

July 29, 2009

Robert A. Bourne, Chief Executive Officer
CNL Macquarie Global Growth Trust, Inc.
CNL Center at City Commons
450 South Orange Ave.
Orlando, FL 32801

> **Re: CNL Macquarie Global Growth Trust, Inc.**
> **Amendment No. 2 to Form S-11**
> **File No. 333-156479**
> **Filed July 8, 2009**

Dear Mr. Bourne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please note that references to page numbers below correspond to your marked courtesy copy.

General

1. We note that up to 30% of your assets may be located outside of the United States. Please revise to provide a detailed discussion of the possible non-favorable tax treatment for assets not located in the United States and how such treatment would affect taxation on the corporate and shareholders level. For instance, elaborate on the additional tax cost and other inefficiencies that could reduce the benefits of your REIT status as disclosed on page 7.

Our Conflicts of Interest, page 8

2.   We note your response to comment 2 of our letter dated April 17, 2009. Please
        revise to disclose the number of programs that do not have similar investment
        objectives to you or confirm to us that there are no such programs.

Management Compensation, page 59

3.   It is not clear why you have revised the estimated maximum amounts in the table
        based on a leverage policy of 50%. Please revise to disclose the fee amounts
        assuming the maximum permissible leverage.

Investment Objectives and Policies, page 75

4.   Considering that one of your investment objectives is to realize growth in the
        value of your assets, describe in more detail how your strategy will influence the
        types of mortgage, bridge and mezzanine loans in which you may invest. For
        example, we note the disclosure on page 75, which states that these investments
        may lead to an opportunity to purchase an interest in the underlying property.
        Please disclose whether this means that you will seek to invest in distressed or
        high-risk loans with a view to taking and holding the property in the event of
        default.

Summary of Redemption Plan, page 140

5.   We note that stockholders with redemption request not fully satisfied must
        affirmatively make a subsequent request for redemption or their remaining initial
        request will be deemed cancelled. To the extent that a request is sustained and
        requires multiple periods to satisfy, please revise to clarify whether the
        redemption price will be based on the time the request was made or filled.

Annex A
Prior Performance Tables – CNL

6.   Please note that in your registration statement filed on EDGAR, you describe
        Table II as discussing programs that became fully subscribed from 2005 instead
        of 2006. Please revise.

Annex B
Prior Performance Tables – Macquarie
Table I, page B-4

7.   It appears that the reference to operating expenses in footnote 12 should be
        offering expenses. Please revise or advise.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Jamie John (202) 551-3446 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter E. Reinert, Esq.
        via facsimile (407) 843-4444